Exhibit 99.1

Rogers Communications Board Increases and Declares Dividend

April 1, 2019 Payment Date Following March 12, 2019 Record Date

Board Increases Annualized Dividend 4.2% to $2.00 per Share Effective Immediately

TORONTO, January 24, 2019 — Rogers Communications Inc. (“Rogers”) announced that its Board of Directors has authorized a 4.2% increase to the annualized dividend rate from $1.92 to $2.00 per Class A Voting share and Class B Non-Voting share. Effective immediately, the new quarterly dividend will be 50 cents per share.

The declared quarterly dividend will be paid on April 1, 2019 to shareholders of record on March 12, 2019. Such quarterly dividends are only payable as and when declared by Rogers’ Board and there is no entitlement to any dividend prior thereto.

About Rogers:

Rogers is a leading diversified Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet, information technology, and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, sports, televised and online shopping, magazines, and digital media. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information:

Investor Relations, 416.935.7777, investor.relations@rci.rogers.com